NEWS RELEASE

Date: March 21, 2007

Symbol: ZABRF - OTC Bulletin Board

Exhibit 99.1 Zab Res Inc._Form 6K March 21 2007

Name Change and Forward Split

Further to the Company’s news release dated March 6, 2007 the Company filed a Notice of Alteration with the British Columbia Registrar of Companies on March 19, 2007 effectively changing the name of the Company from Bronx Ventures Inc. to ZAB Resources Inc.

Effective March 19, 2007 the Company’s issued and outstanding shares were subdivided on the basis of fifty (new) shares for one (old) share.

Computershare Investor Services Inc., the Company’s transfer agent, will deliver new share certificates in the name of ZAB Resources Inc. to all shareholders of record as of March 19, 2007 representing their post-split shares.  All outstanding share certificates in the name of Bronx Ventures Inc., including all of its predecessor companies, representing the pre-split shares will be null and void.

Effective at the opening of business on, Thursday, March 22, 2007 the common shares of Bronx Ventures Inc. will be de-listed from trading and the common shares of ZAB Resources Inc. will commence trading on the OTC Bulletin Board in the U.S.A under the trading symbol “ZABRF”.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext 6106 or visit the Company’s website at www.zabresources.com.

On Behalf of the Board of

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

Suite 100 – 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Tel: 604 681 1519  Fax: 604 681-9428